FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of December, 2002

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Science-Based Industrial Park
Hsinchu, Taiwan
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
 Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “Announcement of the conversion and delisting of the entitlement certificate (2409S) related to the unsecured domestic convertible bonds (the “Convertible Bond”) of AU Optronics Corp. issued on November 19, 2001”, dated on December 9, 2002.

2.	Taiwan Stock Exchange filing entitled, “Acquisition of patents”, dated from November 1 to November 30, 2002.
3.	Taiwan Stock Exchange filing entitled, “Report of changes or status of sales volume and financial derivative transactions for the period of November 2002”, dated on December 6, 2002.
4.	Taiwan Stock Exchange filing entitled, “Renewal of share buyback applications filing with Taiwan SFC”, dated on December 16, 2002.
5.	Taiwan Stock Exchange filing entitled, “The Acquisition and the disposition of assets by AUO for the month of November 2002”, dated December 16, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.
Date: December 17, 2002	By:	/s/ Max Weishun Cheng
Name: Max Weishun Cheng
Title: Chief Financial Officer

 ITEM 1
AU Optronics Corporation December 9, 2002 English Language Summary
Subject: Announcement of the conversion and delisting of the entitlement certificates (2409S) related to the unsecured domestic convertible bonds (the “Convertible Bond”) of AU Optronics Corp. issued on November 19, 2001

Date of Announcement: December 9, 2002

Content:

1.   The Convertible Bond was partially converted into 26,651,842 entitlement certificates (par value NT$ 10.00 per share, totaled NT$ 266,518,420) on the second consolidation date (October 27, 2002), registered with Ministry of Economic Affairs, R.O.C. , and have been approved by Taiwan Stock Exchange Corporation for listing and trading on December 18, 2002.

2. Further details are as follows:

1)	Total shares outstanding before conversion: 3,976,397,079 common shares, par value NT$10.00 per share, totaled NT$ 39,763,970,790
2)	Newly converted shares: 26,651,842 entitlement certificates were converted into common shares, par value NT$10.00 per share, totaled NT$ 266,518,420
3)	Shares outstanding post second consolidation date: 4,003,048,921 shares, par value NT$10.00 per share, totaled NT$ 4,003,048,921
4)	Rights and obligations of entitlement certificates after conversion: Same as original common shares (One entitlement certificate represents one common share.)
5)	Institution for certification: United World Chinese Commercial Bank
6)	Entitlement certificate conversion agent: SinoPac Securities Corporation Stock Registration Department (Address: 3F, No. 53, Po-Ai Rd., Taipei, Taiwan, R.O.C.)

3. Remarks about the conversion of entitlement certificates:
1)	Common stock transfer agent, SinoPac Securities Corporation Stock Registration Department will commence conversion of the entitlement certificates into common shares on December 18, 2002 for listing and trading on Taiwan Stock Exchange Corporation.

2)	The entitlement certificates (2409S) post conversion will be de-listed from Taiwan Stock Exchange Corporation and ceased trading from December 18, 2002.

ITEM 2

AU Optronics Corporation November 1-30, 2002 English Language Summary
Subject: Acquisition of patents

Regulation: Published pursuant to Article 2-10 of the Taiwan Stock Exchange’s operation procedures for the Publication of Material Information by Listed Companies

Content:

Patent Number	Name of patent	Acquisition date
R.O.C. 158162	Method for removing darkness of backlight corner and light guide plate	11/04/2002
R.O.C. 158404	Method for compensating luminance of a plasma display panel	11/14/2002
R.O.C. 158862	A slim capacitor creat high aperature ratio pixel	11/21/2002
R.O.C. 159269	Ac plasma display panel	11/21/2002
R.O.C. 159272	Post panel & manufacturing method for plasma display panel	11/21/2002
R.O.C. 159364	LCD module backlight light source device	11/27/2002
U.S. 6,479,933	Full-color plasma display panel that uses different discharge gases to emit different colored light	11/28/2002

ITEM 3

AU Optronics Corporation December 6, 2002 English Language Summary
Subject: Report of changes or status of sales volume and financial derivative transactions for the period of November 2002 Content:
1. Sales volume (NT$ Thousand)
Period	Items	2002	2001	Changes	%
October	Invoice amount	5,518,251	4,901,872	616,379	12.57
Jan—November	Invoice amount	73,239,963	28,108,443	45,131,520	160.56
October	Net sales	5,011,217	5,203,987	-192,770	-3.70
Jan—November	Net sales	70,432,141	32,155,165	38,276,976	119.04

2. Financial derivatives transactions
Hedging purpose (for assets/liabilities denominated in foreign currencies)(NT$Million)
	AUO	AUO’s subsidiaries
Underlying assets / liabilities	16,628	169
Financial instruments	Forward contract	Forward contract
Realized profit (loss)	-48	6

ITEM 4

AU Optronics Corporation December 16, 2002 English Language Summary
Subject: Renewal of share buyback applications filing with Taiwan SFC

Regulation: Published pursuant to Article 2-35 of the Taiwan Stock Exchange’s operating procedures for the Publication of Material Information by Listed Companies

Date of events: 2002/12/16

Content:

1.	Date of the board of directors resolution: 2002/12/16

2.	Purpose of the share repurchase: Employees stock option program

3.	Type of shares to be repurchased: Common Stocks

4.	Ceiling on total monetary amount of the share repurchase: New Taiwan Dollars (NT$) four hundred and seventy million dollars.

5.	Scheduled period for the repurchase: From December 17, 2002 to February 16, 2003.

6.	Number of shares to be repurchased: 20 million shares.

7.	Repurchase price range: From NT$ 17.5 to 23.5 per share. However, if the market price goes below the minimum preset price range, the Company will continue the repurchase.

8.	Method for the repurchase: Via The Taiwan Stock Exchange.

9.	Ratio of the shares to be repurchased to total issued shares of the Company: 0.50%.

10.	Number and monetary amount of the Company's own shares held at the time or reporting: N/A.

11.	Status of repurchases within three years prior to the time of reporting: N/A.

12.	Status of repurchases that have been reported but not yet completed: N/A.

13.	Minutes of the board of directors meeting that resolved for the share repurchase: The meeting minute of the board of directors resolution on December 16, 2002.

14.	The rules for transfer of shares set forth in Article 10 of the Guidelines for Repurchase of Shares by Listed and OTC Companies: According to the Rules set forth by regulatory authority, the Company has authorized the Chairman to solely approve any related future transfer to the employees from the buyback shares, such authorization is valid for three years upon the completion of the repurchase. Employees that are under the company's employment for over one year from the subscription day or with outstanding performance, approved by the chairman are qualified to subscribe the shares which stipulated under Article 5 of this Rules. The subscription price would be calculated by the average repurchase price per share, plus the necessary cost and expenses (such as interests, duties of Stock Exchange, etc.) However, if the transfer price is lower than the closing price on the Date when the Rules were promulgated, then the transferring price would be set at the closing price on that Promulgating Date. If, however, prior to the transfer, there was an increase on the number of outstanding common shares, then the transfer price should be adjusted pro rata based on the increased shares outstanding.

15.	The rules for conversion or subscription of shares set forth in Article 11 of the Guidelines for Repurchase of Shares by Listed and OTC Companies: N/A.

16.	Declaration that the financial state of the Company has been reviewed by the board of directors and that its capital maintenance will not be affected: The total repurchased shares account for 0.50% of the total outstanding shares, the maximum capital for the repurchase accounts for 0.89% of the total current assets, the Company hereby warrants that the Board has already contemplated the finance structure, and the repurchase would not affect the upholding at the Company's capital.
17.	Appraisal by a CPA or securities underwriter of the reasonableness of the share repurchase price: The CPA considered that the pricing and the total amount of shares contemplated for the repurchase as immaterial against the factors of finance structure, repayment capability, and the profitability, and the cash flow.

18.	Other particular specified by the Securities and Futures Commission: N/A.

ITEM 5

AU Optronics Corporation
December 16, 2002
English Language Summary

Subject: The acquisition and the disposition of assets by AUO for the month of November 2002

Content:

1. The acquisition assets (NT$ Thousand)
Description of assets	November	Jan–November
Marketable securities	401,545	8,910,039
Fixed assets	1,764,880	13,798,383

2. The disposition of assets (NT$ Thousand)

Description of assets	November	Jan–November
Marketable securities	410,479	10,165,030
Fixed assets	40,846	203,881